UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------


                                    FORM 11-K



(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the fiscal year ended December 31, 1997

         OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the transition period from            to                .
                                       ------------  ----------------

Commission file number 1-3492

                   Halliburton Profit Sharing and Savings Plan
                           Halliburton Benefits Center
                                Department H1043
                            25231 Grogan's Mill Road
                             The Woodlands, TX 77380
              (Full title of the plan and the address of the plan)


                            Halliburton Company, Inc.
                               3600 Lincoln Plaza
                               500 N. Akard Street
                               Dallas, Texas 75201
 (Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

                              REQUIRED INFORMATION


                  The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Halliburton Profit Sharing and Savings Plan:


                  Financial Statements and Schedules

                  Report of Independent Public Accountants - Arthur Andersen LLP

                  Statements of Net Assets Available for Benefits, December 31, 1997, and 1996

                  Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 1997, and 1996

                  Notes to Financial Statements

                  Item 27(a) - Schedule of Assets Held for Investment Purposes, December 31, 1997



                  Exhibit

                  Consent of Independent Public Accountants- Arthur Andersen LLP (Exhibit 23)

                                   SIGNATURES

                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator and/or the Investment Committee of the Halliburton Company Employee Master Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                  Date:  June 1, 1998




                                    By /s/   Celeste Colgan
                                      ------------------------------------------
                                             Celeste Colgan
                                             Vice President - Human Resources
                                             Halliburton Company

HALLIBURTON PROFIT SHARING
AND SAVINGS PLAN

Financial Statements
As Of December 31, 1997 And 1996,
And Supplemental Schedule
As Of December 31, 1997

Together With Report Of Independent Public Accountants

                        REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Profit Sharing Committee of the
Halliburton Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Halliburton Profit Sharing and Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements, and the supplemental schedule referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in its net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP
Dallas, Texas,
    April 17, 1998



                   HALLIBURTON PROFIT SHARING AND SAVINGS PLAN


   STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997



                                           General            Fixed          Halliburton         Equity
                                         Investment           Income            Stock          Investment
                                            Fund              Fund              Fund              Fund              Total
                                      ----------------    --------------    --------------  ----------------   ----------------

ASSETS:
    Company contributions receivable  $    60,039,686     $     272,536     $        -      $       204,200    $    60,516,422
    Plan participants' contributions
        receivable                            518,835           602,218              -              529,275          1,650,328
    Other receivables                          53,428            59,083               888             5,159            118,558
    Participation in Master Trust,
        at fair value                   1,165,586,649       579,025,670       159,058,037       214,342,154      2,118,012,510
                                      ----------------    --------------    --------------  ----------------   ----------------

                Total assets            1,226,198,598       579,959,507       159,058,925       215,080,788      2,180,297,818
                                      ----------------    --------------    --------------  ----------------   ----------------


LIABILITIES:
    Excess contributions                   (1,121,935)       (1,287,350)             -           (1,241,328)        (3,650,613)
    Accrued expenses                          (73,667)          (42,827)           (5,233)          (12,482)          (134,209)
                                      ----------------    --------------    --------------  ----------------   ----------------

                Total liabilities          (1,195,602)       (1,330,177)           (5,233)       (1,253,810)        (3,784,822)
                                      ----------------    --------------    --------------  ----------------   ----------------

INTERFUND RECEIVABLES
    (PAYABLES)                                  3,818           (38,077)           16,954            17,305               -
                                      ----------------    --------------    --------------  ----------------   ----------------

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                     $ 1,225,006,814     $ 578,591,253     $ 159,070,646   $   213,844,283    $ 2,176,512,996
                                      ================    ==============    ==============  ================   ================


The accompanying notes are an integral part of these financial statements.



                   HALLIBURTON PROFIT SHARING AND SAVINGS PLAN


   STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1996



                                              General           Fixed          Halliburton          Equity
                                            Investment          Income            Stock           Investment
                                               Fund             Fund              Fund               Fund              Total
                                         ----------------   --------------   ----------------   --------------   ---------------

ASSETS:
     Company contributions receivable    $   40,488,101     $    154,919     $        -         $      57,142    $   40,700,162
     Plan participants' contributions
         receivable                             408,285          604,207              -               273,515         1,286,007
     Other receivables                           83,250            8,697             1,055             12,701           105,703
     Participation in Master Trust,
         at fair value                    1,045,332,198      596,259,764        93,662,744        120,484,109     1,855,738,815
                                         ----------------   --------------   ----------------   --------------   ---------------

                  Total assets            1,086,311,834      597,027,587        93,663,799        120,827,467     1,897,830,687
                                         ----------------   --------------   ----------------   --------------   ---------------

LIABILITIES:
     Excess contributions                      (327,081)        (453,601)             -              (210,847)         (991,529)
     Accrued expenses                           (63,514)         (36,492)           (5,684)           (11,453)         (117,143)
                                         ----------------   --------------   ----------------   --------------   ---------------

                  Total liabilities            (390,595)        (490,093)           (5,684)          (222,300)       (1,108,672)
                                         ----------------   --------------   ----------------   --------------   ---------------

INTERFUND RECEIVABLES
     (PAYABLES)                                     (40)              40              -                  -                 -
                                         ----------------   --------------   ----------------   --------------   ---------------

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                       $1,085,921,199     $596,537,534     $  93,658,115      $ 120,605,167    $1,896,722,015
                                         ================   ==============   ================   ==============   ===============


The accompanying notes are an integral part of these financial statements.



                   HALLIBURTON PROFIT SHARING AND SAVINGS PLAN


      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH
                                FUND INFORMATION

                             AS OF DECEMBER 31, 1997



                                          General            Fixed           Halliburton           Equity
                                         Investment          Income             Stock            Investment
                                            Fund             Fund               Fund                Fund               Total
                                     ----------------    --------------    ---------------    ----------------    --------------

CONTRIBUTIONS:
    Company                          $    62,447,973     $   3,591,375     $        -         $    2,152,675      $   68,192,023
    Plan participants                     12,053,642        14,805,008              -             11,080,624          37,939,274

ALLOCATION OF MASTER TRUST
    NET INVESTMENT ACTIVITY              172,228,847        42,773,236        67,888,844          31,901,073         314,792,000
                                     ----------------    --------------    ---------------    ----------------    --------------

                                         246,730,462        61,169,619        67,888,844          45,134,372         420,923,297
                                     ----------------    --------------    --------------     ----------------    --------------

LESS:
    Benefits paid to participants        (65,582,715)      (58,783,419)       (5,540,198)         (7,055,471)       (136,961,803)
    Excess contributions                  (1,121,935)       (1,287,350)             -             (1,247,328)         (3,656,613)
    Administrative expenses                 (815,972)         (437,034)          (67,702)            (88,883)         (1,409,591)
    Forfeitures                                 -                 -               (2,142)               -                 (2,142)
                                     ----------------    --------------    --------------     ----------------    --------------

                                         (67,520,622)      (60,507,803)       (5,610,042)         (8,391,682)       (142,030,149)
                                     ----------------    --------------    --------------     ----------------    --------------

NET INCREASE IN
    NET ASSETS                           179,209,840           661,816        62,278,802          36,742,690         278,893,148
                                     ----------------    --------------    --------------     ----------------    --------------

TRANSFERS FROM OTHER PLANS:
    Enertech plan                               -              685,457              -                   -                685,457
    Halliburton retirement plan              107,015            11,078              -                 94,283             212,376
                                     ----------------    --------------    --------------     ----------------    --------------

TRANSFERS BETWEEN FUNDS                  (40,231,240)      (19,304,632)        3,133,729          56,402,143               -
                                     ----------------    --------------    --------------     ----------------    --------------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, beginning of year        1,085,921,199       596,537,534        93,658,115         120,605,167       1,896,722,015
                                     ----------------    --------------    --------------     ----------------    --------------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, end of year            $ 1,225,006,814     $ 578,591,253     $ 159,070,646      $  213,844,283      $2,176,512,996
                                     ================    =============     ==============     ================    ===============


The accompanying notes are an integral part of these financial statements.



                   HALLIBURTON PROFIT SHARING AND SAVINGS PLAN


      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH
                                FUND INFORMATION

                             AS OF DECEMBER 31, 1996



                                     General             Fixed         Halliburton          Equity
                                    Investment           Income            Stock          Investment
                                       Fund              Fund              Fund              Fund                Total
                                 ----------------    -------------    --------------    ---------------    -----------------

CONTRIBUTIONS:
    Company                      $   41,524,208      $  1,925,259     $       -         $     548,016      $    43,997,483
    Plan participants                 9,619,490        14,937,216             -             5,546,931           30,103,637

ALLOCATION OF MASTER TRUST
    NET INVESTMENT ACTIVITY         131,340,314        41,540,665       19,970,368         16,681,023          209,532,370
                                 ----------------    -------------    --------------    ---------------    -----------------

                                    182,484,012        58,403,140       19,970,368         22,775,970          283,633,490
                                 ----------------    -------------    --------------    ---------------    -----------------

LESS:
    Benefits paid to participants   (57,067,925)      (63,225,840)      (3,798,860)        (3,178,234)        (127,270,859)
    Excess contributions               (327,081)         (453,601)            -              (210,847)            (991,529)
    Administrative expenses            (836,053)         (498,095)         (74,262)           (80,332)          (1,488,742)
                                 ----------------    -------------    --------------    ---------------    -----------------

                                    (58,231,059)      (64,177,536)      (3,873,122)        (3,469,413)        (129,751,130)
                                 ----------------    -------------    --------------    ---------------    -----------------

NET INCREASE (DECREASE) IN
    NET ASSETS                      124,252,953        (5,774,396)      16,097,246         19,306,557          153,882,360
                                 ----------------    -------------    --------------    ---------------    -----------------

TRANSFERS FROM OTHER PLANS:
    Halliburton retirement plan         443,474           258,184            -               196,806               898,464
                                 ----------------    -------------    --------------    ---------------    -----------------

TRANSFERS BETWEEN FUNDS             (17,053,110)      (18,528,875)      (4,146,721)       39,728,706                  -
                                 ----------------    -------------    --------------    ---------------    -----------------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, beginning of year     978,277,882       620,582,621       81,707,590        61,373,098         1,741,941,191
                                 ----------------    -------------    --------------    ---------------    -----------------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, end of year        $1,085,921,199      $596,537,534     $ 93,658,115      $120,605,167       $ 1,896,722,015
                                 ================    =============    ==============    ===============    =================



The accompanying notes are an integral part of these financial statements.

                      HALLIBURTON PROFIT SHARING AND SAVINGS PLAN


                             NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1997 AND 1996



1.  SUMMARY OF PLAN:

The Halliburton Profit Sharing and Savings Plan (the "Plan") is a defined contribution profit sharing pension plan for qualified employees of Halliburton Company and certain subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). During 1997 and 1996, the Plan consisted of four investment funds: the General Investment Fund (GIF), the Fixed Income Fund (FIF), the Halliburton Stock Fund
(HSF) for  Halliburton  Company  common stock,  and the Equity  Investment  Fund
(EIF).

Excess Company profits, if any, are shared with Plan participants through Company contributions into the GIF based on a formula as defined by the Plan agreement. The Company's annual contribution, if any, is allocated to participants based on the proportion that each participant's basic earnings, as defined by the Plan agreement, bear to the total basic earnings of all qualified participants during the Plan year. Participants are immediately vested in their contributions. Participants vest in their Company contributions 20% after three years of credited service and 20% each credited year of service thereafter. Participants also become fully vested in their Company contributions if they are active employees at age 50, or upon death or permanent disability regardless of years of service. The Plan allows participants to make monthly transfers of their company contributions among the GIF, FIF, HSF, and EIF. The amount of the transfer may be all or any portion of the participant's account balance, subject to certain limitations on transfers to the HSF. Participant's investments of Company contributions in the HSF may not exceed 15% of their total Company contributions account balance.

Participants may elect to contribute to the tax deferred savings feature of the Plan through periodic payroll deductions. These contributions are limited to 15% of the participant's gross compensation of up to $160,000 and $150,000 for 1997 and 1996, respectively. The Plan participants who contribute also receive Company matching contributions equal to 50% of the first 4% of a participant's contributions. Matching contributions are subject to the same vesting schedule as the profit sharing contributions made to the participants' Company contributions accounts, as described above. Participant contributions and matching contributions may be directed in whole percentage increments to the GIF, FIF, and/or the EIF by the participant, as well as to the HSF, subject to certain limitations.

Qualified participants may voluntarily make annual cash contributions to regular savings (after tax) of a certain amount to the GIF, FIF, or the EIF, or the participants may divide their investment allocation between the three funds in whole percentage increments. The participants may make contributions into the Plan either by periodic payroll deductions or by a yearly lump-sum contribution (regular savings only).

The participant's federal income taxes on tax-deferred savings and Company contributions and earnings on regular savings are deferred until the participant withdraws the funds from the Plan. Participants' contributions to their accounts are fully vested when made.

Upon termination, if a participant's right to any shares in his/her Company contributions accounts is forfeitable, those amounts would be allocated to the remaining qualified participants. Such forfeitures are allocated to remaining participants on December 31 of the year in which the forfeiture occurred in the same manner as that of the Company's contributions, as described above. Any Company matching contributions to tax-deferred savings subject to forfeiture upon termination are used to reduce future Company matching contributions. Forfeitures allocated in this manner totaled $473,113 and $777,642 for Plan years ended 1997 and 1996, respectively. Unallocated forfeitures for the Plan year ended 1997 totaled $2,142.

Effective January 1, 1991, the Company created the Halliburton Retirement Plan, which provides participants of the Plan with a guaranteed minimum retirement benefit. This guaranteed minimum is based on the participant's final average pay, years of participation service after January 1, 1990, and his/her age. A participant's post-1989 profit sharing account (Company contributions only) is used as an offset to the minimum guaranteed benefit.

Participants may elect to transfer their total retirement plan benefit to the Plan. The participant is able to direct the transfer into one of three funds (GIF, FIF or the EIF). The amount of the benefit eligible to be rolled over is the actuarially determined amount which is eligible to be received by the participant. Transfers may be made during any month of the year. A participant is eligible for these options upon attainment of either the normal retirement age (65) or early retirement age (55 or 50 during specified periods).

The Board of Directors of the Company may amend, modify, or terminate the Plan at any time. No such termination is contemplated, but if it should occur, the accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan.

2.  SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

Cash Equivalents

The Plan considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Allocation of Master Trust Net Investment Activity

The allocation of Master Trust net investment activity represents the Plan's share of the net investment income or loss on investments held by the Halliburton Company Employee Benefit Master Trust ("Master Trust") determined by the Plan's allocable share of the net assets of the Master Trust. Net investment income or loss is the realized net gain (loss) from investments sold, change in the unrealized net gain (loss) on investments, dividend income, and interest income, less related expenses recorded by the Master Trust (see Note 3).

Accrued Expenses

Accrued expenses represent amounts owed for unclaimed participant checks greater than 90 days old and miscellaneous administrative expenses as of the end of the year.

Administrative Expenses

Administrative expenses which are related to compliance and operational activities as defined by the Department of Labor may be charged against the Plan assets at the discretion of the Plan administrator and in accordance with the terms of the Plan. Certain expenses of the Plan are paid by the Company. The Plan is not liable to the Company for these expenses paid on its behalf.

Excess Contributions

Excess contributions represent pretax and after-tax amounts contributed to participant accounts which exceeded the statutory limits, as defined by the Internal Revenue Code, and earnings thereon. These amounts were refunded to participants subsequent to year-end and were included in the participant's personal income.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

Preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Plan's financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

3.  MASTER TRUST:

The assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust. There are four funds within the Master Trust: the GIF, FIF, EIF, and the HSF. The combination of the Plans' assets is only for investment purposes, and each plan continues to be operated under its current Plan agreement, as amended.

The funds within the Master Trust hold bank, insurance and investment contracts providing a fully benefit-responsive feature. These investments are stated at contract value. Where the Trust owns the underlying securities of asset-backed investment contracts, the contracts are stated at fair market value of the underlying securities plus an adjustment for the difference between fair market value of the underlying securities and contract value. Contract value represents the principal balance of the investment plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company or bank.

Cash equivalents, derivative financial instruments, stock securities, bond and notes and all other debt securities are presented at their quoted market value. Realized and unrealized changes in market values are recognized in the period in which the changes occur.

The GIF invests in the EIF to obtain its equity exposure. The EIF operates on a unitized basis. All EIF investments are valued at the end of the month. The unit price is calculated by dividing the total value of the assets by the total number of units in existence. Contributions into and withdrawals from the EIF, in the course of a month, are used to buy and sell units at the preceding month-end's unit price.

Real estate mortgages are stated at cost plus accrued interest less payments received.

Real estate holdings are stated at their estimated market values as determined by an independent appraiser.

The assets of the Plan were held by the Master Trust during 1997 and 1996 (as described above) and, accordingly, investment activity for 1997 and 1996 was recorded by the Master Trust. The Master Trust investment activity is included in the summary statements below.

The following are summary statements of net assets and summary statements of changes in net assets of the Master Trust for the years ended 1997 and 1996 (dollar amounts in thousands):

                                                                                    1997
                                                          ----------------------------------------------------------------
      Statement of Net Assets                                  GIF              FIF            HSF               EIF
      -----------------------                             --------------   -------------   ------------    ---------------

         Cash and equivalents                             $     31,247     $   113,099     $     467       $     73,160
         Receivables                                             9,849          13,990             2              2,623
         Asset-backed investment contracts                        -            (41,970)         -                  -
         U.S. corporate bonds and
             government bonds and notes                        502,030         956,763          -                  -
         Non-U.S. bonds                                        121,967         135,677          -                 1,169
         Non-U.S. stock                                           -               -             -               413,086
         Halliburton stock                                        -               -          180,563               -
         Insurance investment contracts                           -             45,525          -                  -
         Other U.S. stock                                       14,500          11,370          -             1,127,707
         Pooled equity funds                                      -               -             -                32,215
         Pooled bond funds                                     119,998          11,183          -                  -
         Real estate and related                                 4,333            -             -                  -
         GIF participation in EIF                            1,251,159            -             -            (1,251,159)
         Payables                                              (63,170)       (108,871)          (21)            (1,084)
                                                          --------------   -------------   ------------    ---------------

         Net assets of the Master Trust                   $  1,991,913     $ 1,136,766     $ 181,011       $    397,717
                                                          ==============   =============   ============    ===============

         Plan dollar value interest                       $  1,165,587     $   579,026     $ 159,058       $    214,342
                                                          ==============   =============   ============    ===============

         Plan percent interest                                    58.52%          50.94%         87.87%             53.89%
                                                                  ======          ======         ======             ======





                                                                                    1997
                                                          ----------------------------------------------------------------
      Statement of Changes in Net Assets                       GIF              FIF            HSF              EIF
      ----------------------------------                  --------------   -------------   ------------    ---------------

         Participating plans' net assets,
             beginning of year                            $  1,834,926     $ 1,168,251     $ 102,923       $    234,076
         Receipts from participating plans                     115,529          64,052        12,710            124,117
         Net realized gain (loss)                                1,108           2,814         1,971            171,794
         Net change in unrealized gain                          12,061           1,296        71,971            114,644
         Dividend and interest income,
             net of Master Trust expenses                       31,295          79,920         1,696             26,860
         Withdrawals by participating
             plans                                            (255,152)       (179,567)      (10,260)           (21,628)
         GIF participation in EIF                              252,146            -             -              (252,146)
                                                          --------------   -------------   ------------    ---------------

         Participating plans' net assets,
             end of year                                  $  1,991,913     $ 1,136,766     $ 181,011       $    397,717
                                                          ==============   =============   ============    ===============


      Investment Income by Type                                GIF              FIF            HSF             EIF
      -------------------------                           --------------   -------------   ------------    ---------------
         Cash and equivalents                             $         53     $        65     $    -          $         69
         U.S. corporate and government
             bonds and notes                                    20,147           2,739          -                  -
         Non-U.S. bonds                                        (10,710)           (677)         -                    18
         Non-U.S. stock                                           -               -             -                 4,908
         Other U.S. stock                                        2,184           1,985          -               277,786
         Halliburton stock                                        -               -           73,942               -
         Real estate                                            (1,210)           -             -                  -
         Options                                                 1,180              40          -                  -
         Forward contracts                                        (914)           -             -                 3,580
         Other investments                                       2,439             (42)         -                    77
                                                          --------------   -------------   ------------    ---------------

         Total appreciation                               $     13,169     $     4,110     $  73,942       $    286,438
                                                          ==============   =============   ============    ===============





                                                                                    1996
                                                          ----------------------------------------------------------------
      Statement of Net Assets                                  GIF              FIF             HSF              EIF
      -----------------------                             --------------   -------------   ------------    ---------------
         Cash and equivalents                             $     48,531     $    89,426     $      45       $      53,008
         Receivables                                             9,301          11,350          -                  2,182
         Asset-backed investment contracts                        -            232,108          -                   -
         U.S. corporate bonds and
             government bonds and notes                        427,898         777,210          -                   -
         Non-U.S. bonds                                        106,927          81,154          -                  1,152
         Non-U.S. stock                                           -               -             -                372,081
         Halliburton stock                                        -               -          102,888                -
         Insurance investment contracts                           -             55,376          -                   -
         Other U.S. stock                                          564            -             -                924,428
         Pooled equity funds                                      -               -             -                 36,786
         Real estate and related                                 5,573            -             -                   -
         Pooled bond funds                                     131,637          12,830          -                   -
         GIF participation in EIF                            1,148,314            -             -             (1,148,314)
         Payables                                              (43,819)        (91,203)          (10)             (7,247)
                                                          --------------   -------------   ------------    ---------------

         Net assets of the Master Trust                   $  1,834,926     $ 1,168,251     $ 102,923       $     234,076
                                                          ==============   =============   ============    ===============

         Plan dollar value interest                       $  1,045,332     $   596,260     $  93,663       $     120,484
                                                          ==============   =============   ============    ===============

         Plan percent interest                                    56.97%          51.04%         91.00%             51.47%
                                                                  ======          ======         ======             ======


      Statement of Changes in Net Assets                       GIF              FIF            HSF              EIF
      ----------------------------------                  --------------   -------------   ------------    ---------------

         Participating plans' net assets,
             beginning of year                            $  1,648,253     $ 1,230,565     $  88,382       $     123,594
         Receipts from participating plans                     142,659          59,339         3,117              92,668
         Net realized gain (loss)                                2,648              79         5,986             105,464
         Net change in unrealized gain                         (12,030)         (2,662)       13,934             108,265
         Dividend and interest income,
             net of Master Trust expenses                       32,811          83,712         1,734              23,418
         Withdrawals by participating
             plans                                            (183,843)       (202,782)      (10,230)            (14,905)
         GIF participation in EIF                              204,428            -             -               (204,428)
                                                          --------------   -------------   ------------    ---------------

         Participating plans' net assets,
             end of year                                  $  1,834,926     $ 1,168,251     $ 102,923       $     234,076
                                                          ==============   =============   ============    ===============




                                                                                    1996
                                                          ----------------------------------------------------------------
      Investment Income by Type                                GIF              FIF            HSF             EIF
      -------------------------                           --------------   -------------   ------------    ---------------
       Cash and equivalents                               $        742     $      (567)    $    -          $        (140)
       U.S. corporate and government
           bonds and notes                                      (7,327)         (3,470)         -                   -
       Non-U.S. bonds                                              174             499          -                    (87)
       Non-U.S. stock                                             -               -             -                 48,745
       Other U.S. stock                                            (89)          1,330          -                161,114
       Halliburton stock                                          -               -           19,920                -
       Real estate                                                  23            -             -                   -
       Options                                                   2,915             151          -                   -
       Forward contracts                                        (1,706)           -             -                  4,113
       Other investments                                        (4,113)           (525)         -                    (15)
                                                          --------------   -------------   ------------    ---------------

       Total appreciation (depreciation)                  $     (9,381)    $    (2,582)    $  19,920       $     213,730
                                                          ==============   =============   ============    ===============


The Master Trust makes use of several investment strategies involving the limited use of derivative investments. The Master Trust's management, as a matter of policy and with risk management as their primary objective, monitors such risk indicators as duration and where applicable, counter-party credit risk. These are monitored for both the derivatives themselves and for the investment portfolios holding the derivatives. Investment managers are allowed to use derivatives for such strategies as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes. Derivatives are also used as a hedge against foreign currency fluctuations. The Master Trust management does not allow investment managers for the Master Trust to use leveraging for any investment purchase. Derivative investments are stated at estimated fair market values as determined by quoted market prices. Gains and losses on such investments are included in the combining statements of changes in net assets.

4.  FEDERAL INCOME TAXES:

The Internal Revenue Service has determined and informed the Company by letter dated August 20, 1997, that the Plan and related trust are designed in accordance with the applicable requirements of the Internal Revenue Code (the "Code").

5.  INVESTMENTS:

Individual investments in excess of 5% of net assets available for Plan benefits are as follows:

                                            1997               1996
                                      -----------------  -----------------

         Master Trust - GIF           $ 1,165,586,649     $ 1,045,332,198
         Master Trust - FIF               579,025,670         596,259,764
         Master Trust - EIF               214,342,154         120,484,109
         Master Trust - HSF               159,058,037          93,662,771


6.  TRANSFER OF ASSETS:

During 1997, the Plan received $685,457 from the Enertech Engineering & Research Co. Profit Sharing Plan (the "Enertech Plan"). The transfer of assets from the Enertech Plan was due to the purchase of Enertech Engineering & Research Co. by the Company. Former Enertech employees now participate in the Halliburton Profit Sharing and Savings Plan and their former Enertech Plan accounts were transferred into the Plan.

7.  RELATED-PARTY TRANSACTIONS:

State Street Trust is the trustee defined by the Plan. The assets of the Plan are held by the Master Trust, of which State Street Trust is also the trustee. Therefore these assets qualify as party-in-interest.
8.  UNITS OF PARTICIPATION:

The Plan assigns units of participation to participants. The following details the total number of units and net asset value per unit as of December 31, 1997 and 1996:

Fund                 Units                        Net Asset Value Per Unit
----            ------------------                ------------------------

1997
----

GIF               924,533,444                               1.3250
FIF               502,991,613                               1.1503
EIF               144,861,322                               1.4762
HSF                73,062,027                               2.1772

1996
----

GIF               953,901,264                               1.1384
FIF               557,251,316                               1.0705
EIF               100,095,582                               1.2049
HSF                74,699,406                               1.2538

9.  SUBSEQUENT EVENT:

The Company intends to merge with Dresser Industries, Inc. during 1998. There is no current intention to merge the Plans.

                                                                 SCHEDULE I


                      HALLIBURTON PROFIT SHARING AND SAVINGS PLAN

        ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                AS OF DECEMBER 31, 1997

                                    EIN: 75-2677995

                                      PLAN #: 001



    (a)                   (b)                                  (c)                           (d)                (e)
             Identity of Issue, Borrower,                                                                     Current
              Lessor, or Similar Party               Description of Investment               Cost              Value
--------   ------------------------------    ----------------------------------------    ---------------   ---------------

   *       Halliburton Company Employee      Investment in Net Assets of Halliburton
               Benefit Master Trust              Company Employee Benefit Master
                                                 Trust - General Investment Fund         $910,905,966      $1,165,586,649

   *       Halliburton Company Employee      Investment in Net Assets of Halliburton
               Benefit Master Trust              Company Employee Benefit Master
                                                 Trust - Fixed Income Fund                568,487,403         579,025,670

   *       Halliburton Company Employee      Investment in Net Assets of Halliburton
               Benefit Master Trust              Company Employee Benefit Master
                                                 Trust - Halliburton Stock Fund             9,750,258         159,058,037

   *       Halliburton Company Employee      Investment in Net Assets of Halliburton
               Benefit Master Trust              Company Employee Benefit Master
                                                 Trust - Equity Investment Fund           143,694,980         214,342,154


*  Column (a) indicates each identified person/entity known to be a party-in-interest.


This supplemental schedule lists assets held for investment purposes at December 31, 1997, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.